GAMBRO

Office of International Corporate Finance
Division of Corporation Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549
U.S.A.

04030542

Stockholm, May 17, 2004

Gambro AB

Rule 12g3-2(b) File No. 82-34731

The enclosed information is being furnished to the Securities and Exchange Commission (the "SEC") on behalf of Gambro AB (the "Company") pursuant to the exemption from the Securities Exchange Act of 1934 (the "Act") afforded by Rule 12g3-2(b) thereunder.

This information is being furnished under paragraph (1) of Rule 12g3-2(b) with the understanding that such information and documents will not be deemed to be "filed" with the SEC or otherwise subject to the liabilities of Section 18 of the Act and that neither this letter nor the furnishing of such information and documents shall constitute an admission for any purpose that the Company is subject to the Act.

Very truly yours,

For and on behalf of
Gambro AB

Pia Irell
Vice President, Investor Relations
Phone + 46 8-613 65 91
Fax +46 8 613 65 78

Encl.:
Press Release May 13 2004, Gambro wins BiCart System Patent Trial in Australia

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Gambro is a global medical technology and healthcare company with leading positions in renal care - services and products - and blood component technology. Gambro Healthcare is one of the leading providers of kidney dialysis services in the world with 54,850 patients in more than 700 clinics worldwide. Gambro Renal Products comprises dialyzers, dialysis machines, blood lines

Gambro AB
A public company (publ)
Reg no. 556041-8005
Jakobsgatan 6, P O Box 7373
SE-103 91 Stockholm
Sweden

GAMBRO®

PRESS RELEASE
May 13, 2004

Gambro wins BiCart® System Patent Trial in Australia

The Federal Court of Australia, New South Wales District Registry, has found that a patent owned by Gambro's subsidiary, Gambro Lundia AB, relating to Gambro's BiCart® dry concentrate system is infringed by distribution in Australia of the Fresenius' biBag™ products and Fresenius dialysis monitor systems when they are distributed in conjunction with the biBag™ product. The Court found in favor of Gambro Lundia AB and Gambro Pty. Ltd. (Australia) on 25 March 2004 and on 12 May 2004 entered an order requiring Fresenius Medical Care AG's subsidiary, Fresenius Medical Care Australia Pty. Ltd., to stop infringing activity including distribution in Australia of the biBag product, and ordered an enquiry into the amount of damages due Gambro. Fresenius Medical Care Australia Pty. Ltd. has been granted leave to appeal the judgment and the court has stayed enforcement of the order until the appeal has been decided.

About dialysis concentrates

Dialysis concentrates are central to the dialysis fluid delivery system. Compared to liquid bicarbonate concentrates, the BiCart® dry concentrate cartridge reduces the risk of contamination and bacterial growth. A 650g BiCart cartridge replaces 9L of liquid concentrate, reducing the need to lift heavy canisters and dramatically reducing storage space and logistics costs. Since its introduction the BiCart® cartridge has become the world standard in bicarbonate dialysis. Dry concentrate cartridge products represent 20% of the concentrate market worldwide today and the market is continuously growing.

For further information please contact:
Karin Avasalu, Vice President, Corporate Communications, tel. +46-8-613 65 99, +46-70-513 65 99
Pia Irell, Vice President, Investor Relations, Corporate Finance, tel. +46-8-613 65 91, +46-70-513 65 91
Kevin Smith, President Gambro Inc., Investor Relations US, tel. +1-303 231 4750

Gambro is a global medical technology and healthcare company with leading positions in renal care - services and products - and blood component technology. Gambro Healthcare is one of the leading providers of kidney dialysis services in the world with 55,100 patients in more than 700 clinics worldwide. Gambro Renal Products comprises dialyzers, dialysis machines, blood lines and dialysis concentrates. Gambro BCT is the market leader in separation and handling of blood components. The group, with 2003 revenues of SEK 26.1 billion (USD 3.2 billion), has about 21,200 employees in some 40 countries.

Gambro AB
A public company (publ)
Reg no. 556041-8005
Jakobsgatan 6, PO Box 7373
SE-103 91 Stockholm
Sweden
Tel +46 8-613 65 00
Fax +46 8-611 28 30
info@gambro.com
www.gambro.com